United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 2

Advanta Corp
(Name of Issuer)

Class B, Common Stock, $ .01 par value
(Title of Class of Securities)

007942204
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   216 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box / /.

Note:  Schedules filed in paper format shall include a signed
Original and five copies of the schedule, including all exhibits.
See Rule 13d-1(a) for other parties to
whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).












1    	Name of Reporting Person			Howard Amster

2	If a member of a group				a)  /X/
								b) / /

3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting			394,581
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		414,565

				9	Sole Dispositive		394,581

				10	Shared Dispositive	414,565

11	Aggregate Amount Beneficially owned			725,057


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 4.09 %


14	Type of Reporting Person					IN





















1	Name of Reporting Person	Amster Trading Company


2	If a member of a group		a)  /X/
						b) / /


3	SEC Use only


4	Source of Funds			WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		349,249

				9	Sole Dispositive

				10	Shared Dispositive	349,249

11	Aggregate Amount Beneficially owned			249,231

12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11) 1.40 %


14	Type of Reporting Person					CO




















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member of a group		a)  /X/
						b) / /


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		100,018

				9	Sole Dispositive

				10	Shared Dispositve		100,018

11	Aggregate Amount Beneficially owned			100,018


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .60 %


14	Type of Reporting Person				OO



















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group		a)  	/X/
						b)   / /

3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		31,653

				9	Sole Dispositive

				10	Shared Dispositive	31,653

11	Aggregate Amount Beneficially owned			31,653


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .2 %


14	Type of Reporting Person				OO




















1	Name of Reporting Person	Howard M Amster Charitable
						Remainder Unitrust


2	If a member of a group		a)  /X/
						b) / /


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		7,563


				9	Sole Dispositive


				10	Shared Dispositive	7,563


11	Aggregate Amount Beneficially owned			7,563


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .0 %


14	Type of Reporting Person				OO
















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member of a group		a)   /X/
						b)  / /

3	SEC Use only


4	Source of Funds				WO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		26,100

				9 	Sole Dispositive

				10	Shared Dispositive	26,100

11	Aggregate Amount Beneficially owned			26,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .15 %


14	Type of Reporting Person				CO



















1	Name of Reporting Person	Pleasant Lake Apts.
						Limited Partnership

2	If a member of a group		a)  /X/
						b) / /

3	SEC Use only


4	Source of Funds						OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		26,100

				9	Sole Dispositive

				10	Shared Dispositive	26,100

11	Aggregate Amount Beneficially owned			26,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .15 %


14	Type of Reporting Person				PN




















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group		a)  /X/
						b) / /

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		55,145

				9	Sole Dispositive

				10	Shared Dispositive	55,145


11	Aggregate Amount Beneficially owned			55,145


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .3 %


14	Type of Reporting Person				BD


















There are no changes to the Schedule 13D, except as set forth in this second amendment.

Item 2. 	Identity and Background

	Tamra F. Gould and Gould Trading Company are no longer reporting persons due to the dissolution of her marriage to Howard Amster.

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all Advanta Corp Class B shares with personal funds without borrowing. The total consideration for the purchases on this amendment is $338,380.37 bringing Howard Amster's total investment to $3,765,056.71.

Amster Trading Company purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases on this amendment is $289,146.88 bringing Amster Trading Company's total investment to $2,580,339.07.


Ramat Securities Ltd purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for purchases on this amendment is $78,770 bringing Ramat Securities
Ltd.'s total investment to $364,938.37.


Item 4		Purpose of Transaction

On 6/2/04 the member group ceased to be an owner of 5 % of the Class B shares outstanding.

This 13D filing excludes the shares owned by Tamra F. Gould and Gould Trading Company (100% owned corporation of Tamra F. Gould), who are no longer members of this reporting group. Tamra F. Gould is no longer the spouse of Howard Amster; and Mr. Amster disclaims beneficial ownership of such shares.


Item 5.	Interest in Securities of the Issuer

The outstanding Class B shares outstanding of the Issuer is 17,743,762 (as of 5/3/2004)

(a)(b) The aggregate amount owned by the Reporting Persons is 864,291 shares or 4.87 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 394,581 shares or 2.22 % of the outstanding shares.

Amster Trading Company owns 249,231 shares or 1.40 % of the outstanding shares.


Amster Trading Company Charitable Remainder Unitrusts owns
100,018 shares or 0.60 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns 31,653 or 0.2 % of the outstanding shares.

Howard M. Charitable Remainder Unitrust owns 7,563 or
0.0 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership 26,100 shares or 0.15 % of the outstanding shares.

Ramat Securities Ltd owns 55,145 shares or
..3 % of the outstanding shares.

 c)	Description of Transactions
All purchases are on the over the counter market as open market transactions except where noted.

*  Tenants in common distribution to Howard Amster
** Payment in kind income distribution from unitrusts.

										Executing
Identity			Date	   Shares		   Price	Broker
Howard Amster/& his	12/17/01 Buy       4,100   7.05	payment-in-kind**
individual retirement	07/08/02 Received 15,400 		tenants in common*
accounts			12/18/02 Buy       6,637   9.72	payment-in-kind**

Howard Amster and 	07/08/02 distributed 15,400 		to Howard Amster*
Tamra F. Gould
as tenant in common

Howard M Amster		12/17/01 Sold      4,100   7.05	payment-in-kind**
Charitable Remainder	12/18/02 Sold      6,637   9.72	payment-in-kind**
Unitrust

Amster Trading 		10/24/01 Buy       5,000   7.90	Bear Stearns
Company			10/25/01 Buy      10,000   7.97	Bear Stearns
				12/18/02 Buy      17,454   9.72  	payment-in-kind**

Amster Trading 		12/18/02 Sold	17,454   9.72	payment-in-kind**
Company Charitable
Remainder Unitrusts

Ramat Securities Ltd	10/24/01 Buy       1,000   7.90	Bear Stearns
				10/24/01 Buy       9,000   7.8744	Bear Stearns

e)	Howard Amster, Amster Trading Company, Amster Trading
Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Howard M Amster Charitable
Remainder Unitrust, Pleasant Lake Apts. Corp., Pleasant Lake
Apts. Limited Partnership, Ramat Securities Ltd. cease to be beneficial owners of more than 5 % of Advanta Corp. Class B
common shares on June 2, 2004.
Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		June 8, 2004


/s/
Howard Amster


/s/
Amster Trading Company
By:	 Howard Amster
Title: President


/s/
Amster Trading Company
Charitable Remainder Unitrusts
By:	 Howard Amster
Title: Trustee


/s/
Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee


/s/
Howard M Amster Charitable
Remainder Unitrust
By:	 Howard Amster
Title: Trustee



/s/
Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President


/s/
Pleasant Lake Apts.
Limited Partnership
By:	 Howard Amster
Title: President


/s/
Ramat Securities Ltd
By:	 David Zlatin
Title: Securities Principal